[LATHAM & WATKINS LETTERHEAD]


March 26, 2007



VIA EDGAR TRANSMISSION AND FACSIMILE
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Dana M. Hartz
Staff Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re:  Geron Corporation Form 8-K, Item 4.02(a)
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          Filed March 9, 2007 (File No. 000-20859)
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Dear Ms. Hartz:

     On behalf of our client Geron Corporation ( the "Company"), we confirm receipt of the letter dated March 14, 2007 from the staff of the Division of Corporation Finance (the "Staff") with respect to the above-referenced filing. We respectfully submit the following replies on behalf of the Company as set forth below.

     The Company's responses are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments in italics and the Company's responses below.

1. Please provide us with an estimated time-frame as to when you intend to file the restated historical financial information.

     On March 12, 2007, the Company received a waiver from the Office of Chief Accountant of the Division with respect to the requirement to file amendments to its Forms 10-K and relevant quarterly data. On March 13, 2007, the Company received a letter from the Office of Chief Accountant clarifying and confirming the March 12 letter. The Company, on March 16, 2007, filed the restated historical financial information in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "2006 10-K").

2. Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions regarding disclosure controls and procedures, specific to all of the applicable periods affected by your decision to restate, in light of the restatement issues that you have described in this Form 8-K.

     As a result of the Company's decision to restate its financial statements, management reassessed disclosure controls and procedures and internal control over financial reporting which are disclosed in Item 9A of the 2006 Form 10-K at pages 88 to 90.

                                       ***

     Please call me at (202) 637-2242 to discuss this response.


                                                         Sincerely,

                                                         /s/ John J. Huber

                                                         John J. Huber
                                                         of LATHAM & WATKINS LLP



cc: David L. Greenwood, Executive Vice President and
    Chief Financial Officer, Geron Corporation



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